Exhibit (a)(5)(E)

Media & Investor Release

Roche purchases shares in tender offer for 89bio, Inc.

Basel, 30 October 2025 - Roche (SIX: RO, ROG; OTCQX: RHHBY) announced today that Roche’s wholly owned subsidiary Bluefin Merger Subsidiary, Inc., has accepted for payment all shares validly tendered and not validly withdrawn pursuant to its tender offer for all outstanding shares of common stock of 89bio, Inc. (“89bio”, NASDAQ: ETNB) at a price of $14.50 per share in cash, plus a non-tradeable contingent value right (CVR) to receive certain milestone payments of up to an aggregate of $6.00 per share in cash. The tender offer expired at one minute following 11:59 p.m., New York City time, on October 29, 2025, and was not extended.

Citibank, N.A., the depositary for the tender offer, advised Roche that a total of approximately 94,113,710 shares of 89bio’s common stock were validly tendered and not validly withdrawn in the tender offer (excluding shares tendered by notice of guaranteed delivery for which certificates have not yet been “received”), which represent approximately 60.49% of the total number of shares of 89bio’s common stock outstanding.

Later today, Roche intends to complete the acquisition of 89bio through a merger of Bluefin Merger Subsidiary, Inc., with and into 89bio without a vote or meeting of 89bio’s stockholders. In the merger, all shares of 89bio not owned by 89bio, Roche, or their respective wholly owned subsidiaries (other than shares as to which appraisal rights have been validly exercised under Delaware law) will be converted into the right to receive the same consideration per share, including the CVR, as was received for shares validly tendered in the tender offer. Following completion of the merger, 89bio will become a wholly owned subsidiary of Roche, and 89bio’s shares will cease to be traded on the Nasdaq Global Market.

About 89bio

89bio is a clinical-stage biopharmaceutical company dedicated to the development of best-in-class therapies for patients with liver and cardiometabolic diseases who lack optimal treatment options. 89bio is in Phase 3 trials for its lead candidate, pegozafermin, for the treatment of metabolic dysfunction-associated steatohepatitis (MASH) with advanced fibrosis, including patients with compensated cirrhosis, and severe hypertriglyceridemia (SHTG). Pegozafermin is a specifically engineered, potentially best-in-class fibroblast growth factor 21 (FGF21) analog with unique glycoPEGylated technology that optimizes biological activity through an extended half-life. The company is headquartered in San Francisco. For more information, visit www.89bio.com.

About Roche

Founded in 1896 in Basel, Switzerland, as one of the first industrial manufacturers of branded medicines, Roche has grown into the world’s largest biotechnology company and the global leader in in-vitro diagnostics. The company pursues scientific excellence to discover and develop medicines and diagnostics for improving and saving the lives of people around the world. We are a pioneer in personalised healthcare and want to further transform how healthcare is delivered to have an even greater impact. To provide the best care for each person we partner with many stakeholders and combine our strengths in Diagnostics and Pharma with data insights from the clinical practice.

For over 125 years, sustainability has been an integral part of Roche’s business. As a science-driven company, our greatest contribution to society is developing innovative medicines and diagnostics that help people live healthier lives. Roche is committed to the Science Based Targets initiative and the Sustainable Markets Initiative to achieve net zero by 2045.

Genentech, in the United States, is a wholly owned member of the Roche Group. Roche is the majority shareholder in Chugai Pharmaceutical, Japan.

For more information, please visit www.roche.com.

All trademarks used or mentioned in this release are protected by law.

Roche Global Media Relations

Phone: +41 61 688 8888 / e-mail: media.relations@roche.com

Hans Trees, PhD Phone: +41 79 407 72 58	Sileia Urech Phone: +41 79 935 81 48

Nathalie Altermatt Phone: +41 79 771 05 25	Lorena Corfas Phone: +41 79 568 24 95

Simon Goldsborough Phone: +44 797 32 72 915	Karsten Kleine Phone: +41 79 461 86 83

Yvette Petillon Phone: +41 79 961 92 50	Kirti Pandey Phone: +49 172 6367262

Dr Rebekka Schnell Phone: +41 79 205 27 03

Roche Investor Relations

Dr Bruno Eschli Phone: +41 61 68-75284 e-mail: bruno.eschli@roche.com	Dr Sabine Borngräber Phone: +41 61 68-88027 e-mail: sabine.borngraeber@roche.com

Dr Birgit Masjost Phone: +41 61 68-84814 e-mail: birgit.masjost@roche.com

Investor Relations North America

Loren Kalm Phone: +1 650 225 3217 e-mail: kalm.loren@gene.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This communication may include statements that are not statements of historical fact, or “forward-looking statements,” within the meaning of the federal securities laws, including with respect to Roche’s proposed acquisition of 89bio. Any express or implied statements that do not relate to historical or current facts or matters are forward-looking statements. These statements are generally identified by words or phrases such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may”, “should”, “estimate”, “predict”, “project”, “strategy”, “potential”, “continue” or the negative of such terms or other similar expressions. Such statements include, but are not limited to, the ability of Roche and 89bio to complete the transactions contemplated by the merger agreement, including each party’s ability to satisfy the conditions to the consummation of the offer contemplated thereby and the other conditions set forth in the merger agreement, statements about the expected timetable for completing the transaction, the parties’ beliefs and expectations and statements about the benefits sought to be achieved in Roche’s proposed acquisition of 89bio, the potential effects of the acquisition on both Roche and 89bio and the possibility of any termination of the merger agreement. These statements are based upon the current beliefs and expectations of Roche and 89bio’s management and are subject to significant risks and uncertainties. There can be no guarantees that the conditions to the closing of the proposed transaction will be satisfied on the expected timetable, if at all. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements, and you should not place undue reliance on these statements.

Risks and uncertainties include, but are not limited to, uncertainties as to the timing of the offer and the subsequent merger; uncertainties as to how many of 89bio’s stockholders will tender their shares in the offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer and the merger contemplated by the merger agreement may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the tender offer or the subsequent merger; the ability to obtain necessary regulatory approvals or to obtain them on acceptable terms or within expected timing; the effects of disruption from the transactions contemplated by the merger agreement and the impact of the announcement and pendency of the transactions on 89bio’s business; the possibility that the milestones related to the contingent value right will never be achieved and that no milestone payments may be made; and the risk of legal proceedings being brought in relation to the transactions and the outcome of such proceedings, including the risk that stockholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability. The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in 89bio’s public filings with the SEC, including the “Risk Factors” section of 89bio’s Annual Report on Form 10-K for the year ended December 31, 2024 and subsequent Quarterly

Reports on Form 10-Q, Form 8-K and in other filings 89bio makes with the SEC from time to time as well as the tender offer materials filed by Roche and its acquisition subsidiary and the Solicitation/Recommendation Statement to be filed by 89bio, in each case as amended by any subsequent filings made with the SEC.

Neither Roche nor 89bio undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law.